Mail Stop 3561

April 10, 2009

Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re:** **China 3C Group**
> **Supplemental Response**
> **Filed April 9, 2009**
> **File No. 000-28767**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Exchange Act Reports

1. We note your responses to our comment letters dated December 2, 2008, January 16, 2009, February 27, 2009, and March 18, 2009 indicate your intention to amend your Form 10-K for the fiscal year ended December 31, 2007 and each of the Forms 10-Q for your 2008 fiscal year. Please amend these Exchange Act filings and file any other delinquent Exchange Act filings (i.e. Form 10-K for the fiscal year ended December 31, 2008) immediately or tell us when these reports will be filed.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed revisions to expedite our review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverage, Apparel and
Health Care Services